Filed by Harman International Industries, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company:
Harman International Industries, Incorporated
(KHI Parent Inc. Registration Statement File No. 333-143892)
On June 20, 2007, KHI Parent Inc. (“Parent”) filed a Registration Statement on Form S-4 that includes a preliminary proxy statement/prospectus with the Securities and Exchange Commission relating to the previously announced merger agreement under which Harman International Industries, Incorporated (“Harman”) would be acquired by Parent, a company formed by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. and GS Capital Partners VI Fund, L.P., and its related funds, which are sponsored by Goldman, Sachs & Co. Shareholders of Harman are advised to read carefully the Registration Statement and the definitive proxy statement/prospectus, when filed, because it contains and will contain important information relating to the proposed Agreement and Plan of Merger, as may be amended from time to time, dated as of April 26, 2007, among Harman, Parent and KHI Merger Sub Inc., a wholly owned subsidiary of Parent. Shareholders of Harman may obtain copies of these documents for free at the Securities and Exchange Commission’s website at http://www.sec.gov.

Additional Information and Where To Find It
Parent and Harman have filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN SHAREHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Harman and the merger, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about Harman and the merger can be obtained without charge, by directing a request to Harman International Industries, Incorporated: Attention: Investor Relations, 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, http://www.harman.com. The final proxy statement/prospectus will be mailed to the shareholders of Harman.
Interests of Participants
Parent and Harman and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Harman’s shareholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that Parent and Harman have filed and intend to file with the SEC in connection with the special meeting of Harman’s shareholders.